                                        Filed by Vivendi Universal, S.A.
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933
                                             Deemed filed under Rule 14a-12

                                             Subject Company: MP3.com, Inc.
                                             Exchange Act File Number of
                                             Subject Company: 000-26697

UNIVERSAL

UNIVERSAL MUSIC GROUP

Important Legal Disclaimer

This document contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read documents filed with the SEC by Vivendi Universal because they contain important information. All these documents may be obtained at www.sec.gov or directly from Vivendi Universal.

Vivendi Universal and MP3.com will file a proxy statement/prospectus and other documents regarding their proposed merger with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the proxy statement that will be filed by MP3.com with the SEC.

DOUG MORRIS

Chairman and
Chief Executive Officer
Universal Music Group

VIVENDI UNIVERSAL

Operating Results

First Music Company to Achieve Over €1 Billion in EBITDA

	1999	2000
EBITDA	**839**	**1,157**
Revenue	**5,677**	**6,611**
Margin	**15%**	**17%**

Competitor Market Share Worldwide

	1998	1999	2000
Universal	21.5%	21.8%	22.1%
Sony	17.3%	17.3%	15.9%
EMI	13.7%	13.5%	13.1%
Warner	12.7%	11.7%	12.2%
BMG	10.5%	11.7%	11.7%

Source: IFPI, Soundscan, BPI and UMG Mkt Research

UMG Market Share

	1998	1999	2000
North America	24.0%	26.0%	26.8%
Europe	24.6	24.5	24.9
Asia	13.5	11.3	11.7
ANZA	21.3	19.5	19.6
Latin America	21.4	19.7	18.8
Total	21.5%	21.8%	22.1%

Source: IFPI, Soundscan, BPI and UMG Mkt Research

UMG Portrait

- Active in 63 Countries
- 12,000 Employees
- Music Publishing
- Record Clubs (Britannia, Dial)
- 800 Million Annual CD Manufacturing Capacity

Billboard

(January 20, 2001)

UMG 1ST TO SWEEP ALL FIVE CATEGORIES



RETAILING • DISTRIBUTION • DIRECT SALES • HOME VIDEO • ENTERTAINMENT • ACCESSORIES
UMVD No. 1 In Market Share For Albums, Singles In 2000
Company Is Also No. 1 Distributor Of R&B, Catalog, Country
In addition to sweeping the five main categories, UMVD was the No. 1

Billboard (January 20, 2001)

UMVD No. 1 In Market Share For Albums, Singles In 2000

Company Is Also No. 1 Distributor Of R&B, Catalog, Country

BY ED CHRISTMAN

NEW YORK—In the second full year after its merger with PolyGram, Universal Music and Video Distribution (UMVD) reinforced its dominating share of the U.S. album market, even as it added the U.S. singles crown to its trophy room.

For 2000, UMVD posted improvements in both total album market share and current album market share. In the former category, UMVD's share was 26.8%, up slightly from the 26.4% it held in 1999, while in current album market share, the company garnered 28%, compared with 26.9% in the prior year. In terms of singles distribution, it wrested the crown from BMG Distribution, which had maintained that distinction for the previous five years. UMVD is also the No. 1 distributor in both R&B and country albums.

The market-share rankings are for the period beginning Jan. 3, 2000, and ending Dec. 31 of the same year. They were deter-

formats and configurations from retailers, rack accounts, and other merchants, including mail-order companies and online stores. The accounts that provide the data generate 85% of U.S. music sales, and SoundScan estimates totals for the entire U.S. market.

Market-share tallies for albums and singles include all formats and genres available in the respective configuration. The shares for country and R&B albums consist of data collected by SoundScan from the specialized panels used to compile Billboard's album charts for those genres. In calculating current market share, SoundScan counts only those album sales that have occurred within the first 18 months of a title's release (12 months for classical and jazz albums).

Although UMVD managed to retain its position as No. 1 total album distributor, the spread between it and the No. 2 distributor narrowed by a hair. In 2000, UMVD enjoyed a 10.2 percentage-point spread, down from the 10.3 percentage-point spread the company enjoyed in 1999.

In addition to sweeping the five main categories traditionally tracked by Billboard, UMVD was also the No. 1 distributor in


Total U.S. Album Market Share By Distributor
UNIVERSAL
26.8%
26.4%
INDIES
16.8%
16.1%
BMG
16.3%
16.1%
WEA
15.0%
15.8%
SONY
15.2%
16.3%
EMD
9.7%
9.5%
Jan.-Dec. 2000
Jan.-Dec. 1999
SOURCE: SOUNDSCAN

In addition to sweeping the five main categories, UMVD was the No. 1 distributor of

meanwhile, stumbled the hardest this year in total album market share, falling from No. 2 and a 16.3% market share to fifth place and a 15.2% slice of the pie. Sony distinguished itself in Latin music, where it was the No. 1 distributor, and in soundtracks, where it had the No. 2 ranking.

EMI Music Distribution (EMD) may have finished last yet again but at least gained market share in 2000, moving to 9.7% from 1999's 9.5%. The company was ranked No. 2 in rap albums.

In current album market share, Universal solidified its hold on the top spot by posting a 28% share, gaining more than one percentage point from the 26.9% it posted in 1999. Its top-selling titles included Eminem's "The Marshall Mathers LP," which was the No. 2-selling album of the year with 7.92 million units; Nelly's "Country Grammar"; Dr. Dre's "Dr. Dre—2001"; 3 Doors Down's "The Better Life"; Limp Bizkit's "Chocolate Starfish And The Hot Dog Flavored Water"; Sisqo's "Unleash The Dragon"; DMX's ". . . And Then There Was X"; and Papa Roach's "Infest."

BMG Distribution placed sec-

The independent sector again placed fourth in market share, even though its percentage increased to 15% from the 14.6% it had in 1999. The best-selling indie title for the year was Baha Men's "Who Let The Dogs Out," on S-Curve/Artemis, which moved 2.4 million units.

WEA placed fifth in market share for current albums with 13.5%, down from the 13.7% it had in 1999 when it held the same ranking. WEA's top-selling titles included Faith Hill's "Breathe," Kid Rock's "Devil Without A Cause" and "The History Of Rock," matchbox twenty's "Mad Season By Matchbox Twenty," and Red Hot Chili Peppers' "Californication."

EMD finished in last place with an 8.7% market share, but that was up from the 8.2% the company posted in 1999. Its best-selling title was the Beatles' "1" album, which sold more than 5 million units and was the No. 6-selling title for the year.

In terms of singles distribution, UMVD's market share rose to 22.4% from the 17.9% it had in 1999, catapulting it to first place from third place. Its top-selling single was Sisqo's "Incomplete," which moved almost 1 million units. The company also issued Montell Jordan's "Get It On

Billboard (January 20, 2001)

RETAILING • DISTRIBUTION • DIRECT SALES • HOME VIDEO • ENTER*ACTIVE • ACCESSORIES

UMVD No. 1 In Market Share For Albums, Singles In 2000

Company Is Also No. 1 Distributor Of R&B, Catalog, Country



Total U.S. Singles Market Share By Distributor
UNIVERSAL
22.8%
17.9%
BMG
22.2%
27.7%
WEA
18.9%
15.8%
SONY
17%
22.2%
INDIES
12.9%
8.3%
EMD
7.1%
8.1%
Jan.-Dec. 2000
Jan.-Dec. 1999
SOURCE: SOUNDSCAN

formats and configurations from retailers, rack accounts, and other merchants, including mail-



Total Current U.S. Album Market Share By Distributor
UNIVERSAL
29%
26.9%
BMG
19.4%
19.8%
SONY
15.4%
17%
INDIES
15%
14.6%
WEA
13.5%
13.7%
EMD
8.7%
8.2%
Jan.-Dec. 2000
Jan.-Dec. 1999
SOURCE: SOUNDSCAN

company enjoyed in 1999.

In addition to sweeping the five main categories traditionally tracked by Billboard, UMVD was also the No. 1 distributor in



Total U.S. Album Market Share By Distributor
UNIVERSAL
26.9%
25.4%
INDIES
16.6%
14.1%
BMG
16.2%
16.1%
WEA
15.6%
15.8%
SONY
15.2%
16.1%
EMD
9.7%
9.5%
Jan.-Dec. 2000
Jan.-Dec. 1999
SOURCE: SOUNDSCAN

In addition to sweeping the five main categories, UMVD was the No. 1

meanwhile, stumbled the hardest this year in total album market share, falling from No. 2 and



U.S. Market Share By Distributor: R&B Albums
UNIVERSAL
39%
38.4%
SONY
17%
16.2%
BMG
15.5%
17.3%
EMD
11.3%
11.1%
INDIES
8.7%
8.1%
WEA
8.5%
8.8%
Jan.-Dec. 2000
Jan.-Dec. 1999
SOURCE: SOUNDSCAN

Sisqo's "Unleash The Dragon"; DMX's " . . . And Then There Was X"; and Papa Roach's "Infest."

BMG Distribution placed sec-

The independent sector again placed fourth in market share, even though its percentage increased to 15% from the 14.6% it had in 1999. The best-selling indie title for the year was Baha Men's "Who Let The Dogs Out,"



U.S. Market Share By Distributor: Country Albums
UNIVERSAL
26%
28.5%
WEA
24.8%
21.5%
SONY
18.8%
18.1%
BMG
16.7%
17.3%
EMD
6.9%
9.8%
INDIES
6.7%
5.2%
Jan.-Dec. 2000
Jan.-Dec. 1999
SOURCE: SOUNDSCAN

Montell Jordan's "Get It On

Billboard (January 20, 2001)

- UMG Leader in U.S. Market Share in 2000
- Total U.S. Album Market Share
- Total Current U.S. Album Market Share
- Total U.S. Singles Market Share
- R&B Albums
- Country Albums
- Alternative Rock Albums
- Hard Rock Albums
- Rap Albums
- Soundtracks
- Catalog
- Deep Catalog
- Classics
- Number of Albums that Charted on The Billboard 200

Billboard (January 20, 2001)

Universal Music Group Held Billboard's No. 1 Chart Position for 21 Weeks in 2000

Record Market Share

UMG Achieved Largest Current U.S. Album Market Share Ever for Week Ending 11/05/00

	Total
UMVD	37.52
BMG	17.17
WEA	11.08
SONY	10.55
EMD	8.29

Source: SoundScan

Best Rap Album

UMG Captures All Nominations

1. ***...And Then There was X***
   DMX

2. ***Dr. Dre - 2001***
   Dr. Dre

3. ***The Marshall Mathers LP***
   Eminem

4. ***Vol. 3...Life and Times of S. Carter***
   Jay-Z

5. ***Country Grammar***
   Nelly

Successful New Releases

67 Albums Sold Over 1 Million Units

	M Units		M Units
Eminem	13.8	Papa Roach	3.5
Limp Bizkit	7.2	Shania Twain	3.3
U2	6.6	98 Degrees	3.0
Bon Jovi	6.6	Various: Now 5	2.9
Nelly	5.7	Texas	2.9
Dr. Dre	4.9	Godsmack	2.8
3 Doors Down	4.5	Aqua	2.7
Sisqo	4.1	Enrique Iglesias	2.5
Sting	3.7	Shaggy	2.5

Universal Music Group

The Most Extensive Catalogue in the Industry

Best Selling Catalogue Titles - 2000

	M Units
Shania Twain - "Come On Over"	**3.3**
Barry White - "Ultimate Collection"	**2.2**
ABBA - "Gold"	**1.6**
Bob Marley & The Wailers - "Legend"	**1.4**
U2 - "The Best of 1980-1990"	**1.1**

34% of 2000 Album Sales
Generated From the Catalog

Upcoming in 2001 - 2002






SisQó

Bryan Adams
Aqua
Alizee
Cecilia Bartoli
Bjork
Mary J. Blige
blink-182
Andrea Bocelli
The Cardigans
Lighthouse Family
Live
Mylene Farmer
Elton John
Diana Krall
Brian McKnight
Anne-Sophie Mutter
No Doubt
Andre Rieu

Jacky Cheung
Cranberries
Sheryl Crow
Dr. Dre
D-12
DMX
Lara Fabian
Kyosuke Himuro
Enrique Iglesias
Sandy & Junior
Ivete Sangalo
S Club 7
Sisqo
Smashmouth
Sting
Shania Twain
Masayoshi Yamazaki
Trisha Yearwood







UNIVERSAL

UNIVERSAL MUSIC GROUP

NICK HENNY

Chief Financial Officer
Universal Music Group

VIVENDI UNIVERSAL

Top Music Markets

	% of World Market	UMG Rank
USA	36.2	1
Japan	19.4	2
UK	7.7	1
Germany	7.0	1
France	4.5	1
Canada	2.5	1
Brazil	1.9	1

Japan

- 2nd Largest Market After U.S.
- Market Share 11.1%
(Up From 9.8% in 1999)
- No. 2 in Japanese Market
- No. 1 in International Pop Market Share
- Best-Selling Local Artists Luna Sea, Spitz and Masaharu Fukuyama
- Major Restructuring Now Taking Place


Spitz


Fukuyama


Luna Sea

U.K.

- 3rd Largest Market in the World
- Market Share 24.5%
(Up From 24.3% in 1999)
- No. 1 in U.K. Market Share
- No. 1 in Album and Singles
- Leader in No.1 Chart Positions
- 28 of Top 100 Best-Selling Albums
- Polydor Records – Best Year Ever; U.K.'s Top Label for Album and Singles Market Share


U2 ALL THAT YOU CAN'T LEAVE BEHIND


RONAN
KEATING


texas
the greatest hits

Germany

- 4th Largest Market in the World
- Market Share 23.0%
  (Up From 22.7% in 1999)
- No. 1 in German Market
- 11 Platinum and 41 Gold Awards
- Local Best-Selling Artists
  André Rieu, Die Ärtze, Rammstein
  and No Angels
- Market Leader in "Breaking"
  New Artists in Germany


ANDRÉ
RIEU


Die Ärtze



France

- 5th Largest Market in the World
- Market Share 34.2%
  (Up From 33.5% in 1999)
- No. 1 in French Market Share
- Local Best-Selling Titles and Artists
  - Romeo and Juliette
  - The 10 Commandments
  - Alizee
  - Mylene Farmer
  - Johnny Hallyday


Hallyday
Sang pour sang


GERARD PRESGURVIC
ROMÉO & JULIETTE


Alizée
Moi Lolita

Canada

- 6th Largest Market in the World
- Market Share 29.2%
  (Up From 27.2% in 1999)
- No. 1 in Canadian Market Share
- No. 1 in Alternative, Classical, Rock, Jazz and Rap
- Local Best-Selling Artists
  Matthew Good Band and SoulDecision


soulDecision


Matthew Good Band

Brazil

- 7th Largest Market in the World
- Market Share 24.8%
- No. 1 in Brazilian Market Share
- Best-Selling Album of the Year by Sandy & Junior
- 7 of Top 20 Best-Selling Albums Including Domestic Artist Padre Marcelo Rossi
- Single With Most Airplay of the Year by Local Artist Ivete Sangalo
- 73% of Catalog Market


Sandy & Junior


CANCIONES PARA ALABAR AL SEÑOR
Padre
MARCELO
ROSSI

Competitor Comparison

€ millions

		1999	2000
Universal - 31 Dec	Revenue	5,677	6,611
	EBITDA	839	1157
	Margin	15%	17%
Warner - 31 Dec	Revenue	3,692	4,506
	EBITDA	467	563
	Margin	13%	12%
EMI - 31 Mar	Revenue	3,728	4,359
	EBITDA	544	635
	Margin	15%	15%
Sony - 31 Mar	Revenue	5,818	5,651
	EBITDA	535	545
	Margin	9%	10%
BMG - 30 Jun	Revenue	2,670	3,031
	EBITA	124	160
	Margin	5%	5%

Source: SEC Filings for historicals; EMI (EMI Filings), Sony (ML 4/27/01), BMG (SSalSB 11/16/00)
(Euros translated at average annual rate)

Calendar Year Quarter Comparison

(€ in 000's)

	Full Year		
	99	00	% Increase
Revenues	**5,677**	**6,611**	**16%**
EBITDA	**839**	**1,157**	**38%**

	Quarter 1		
	00	01	% Increase
Revenues	**1,400**	**1,446**	**3%**
EBITDA	**157**	**180**	**15%**

UNIVERSAL

UNIVERSAL MUSIC GROUP

LARRY KENSWIL

President
eLabs
Universal Music Group

VIVENDI UNIVERSAL

Market Growth Potential

- 31% of online music buyers have increased overall music purchasing levels as a result of visiting online music sites.
- Jupiter expects the population of online users in the U.S. to increase to 156.7 million in 2003.
- The number of online users that buy music online will also increase, as Internet users in general become more acclimated to buying goods and services online. Jupiter forecasts that by 2003, 33 million users will purchase music online, representing 21 percent of online users.
- Jupiter predicts the number of online households using broadband connections will grow from 8.1 million households in 2001 to 28.8 million in 2005.

Source: Jupiter Media Metrix

Market Growth Potential

- Digitally distributed product will grow to 28% of total online sales, with subscription services accounting for the majority – nearly $1 billion in 2005.
  Source: Jupiter Media Metrix
- Europe's Online Music industry is forecast to surge by more than 160% in the next 5 years with digital distribution accounting for 40% of online sales.
  Source: Jupiter Europe 4/2001
- Streaming activity is rapidly growing among kids and teens, as well as seniors. Nearly seven million kids and teens ages 2 to 18 accessed streaming content during the month of November, surging 65 percent from the same period last year.
  Source: Nielsen-NetRatings

Market Growth Potential

On Wireless

- By 2006, online music and video services will generate annual revenues of $3 billion from content streamed direct to mobile devises.

  Source: Webnoize 4/2001

- Mobile subscribers projected to grow from 113 million in 2000 to 221 million in 2005 and mobile internet subscribers are projected to grow from 5 million in 2000 to 116 million in 2005.
- Wireless revenues are projected to grow from $60 billion in 2000 to $107 billion in 2005.

  Source: Wasserstein & Perella – Dec 2000

Delivering Consumers Music Any-Way, Anytime, Anyplace

Digital Downloads
emusic
bluematter

Subscription Services
Duet

Next Generation Physical Formats
DataPlay
DVD AUDIO

Music Portals/Destinations
GETMUSIC
mp3.com

Information Data Feeds
Music Event Locator
My.MP3

Interactive Services
Video On Demand/
Concerts On Demand
Check Out
Beam-it™

Programming/Syndication
RollingStone.com
FARMCLUB.COM
TVL

UMG Content and Programming via Cross-Platform Delivery 2001-2004

Content, Programming & Services

Digital Downloads
(eMusic, Bluematter)

Subscription Services
(Duet)

Next Generation Physical Formats
(DataPlay, DVD-A, SACD)

Information Data Feeds
(MEL, MY MP3)

Music Portals/ Destinations
(GetMusic/MP3.com)

Programming/ Syndication
(TVL, iView, On That Note, Rolling Stone, FarmClub)

Interactive Services
(V.O.D., Pay-for-Play, Interactive Radio, CheckOut, Concerts On Demand, Beam-IT)

Distribution Channels

PC
(Narrow, Broadband)

Set Top Box
(TV, Cable, Satellite)

Wireless Devices
(Cell Phones, PDAs)

Home Networking/ Servers
(Digital Entertainment Center)

Portable Device Players

Commercial Networks
(Kiosks, Hotels, Airplanes)

Aggregating Preeminent eBrands That Build Consumer Loyalty

- eMusic 15K subscribers
- 150,000 artists with 1 Million tracks
- Between April 2000 & April 2001 traffic has increased 747%

emusic

mp3.com

GETMUSIC

Universal Music Portals


MP3.com
GetMusic
RollingStone
FarmClub
eMusic
2,723.0
2,316.0
1,746.0
1,025.0
253.0
Total Unduplicated Audience 6.9 million
0.0
500.0
1,000.0
1,500.0
2,000.0
2,500.0
3,000.0
Unique Audience (millions)

Source: Media Metrix Home/Work Data, April 2001

Competitive Landscape



Universal Music Portals
MTVi
Napster
Launch
ARTISTdirect
Yahoo! Music*
6.9
4.8
3.8
1.5
1.2
0.8
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
Unique Audience (millions)

Source: Media Metrix Home/Work Data, April 2001

* Yahoo! Music based on NetRatings Home/Work Data, April 2001

Path to New Revenues


Programming
via Syndication
Ad/Sponsorship based
Impulse
Upgrade
Transactions
CD's, EMD, DVD, Tickets, Merchandise, etc.
Subscription
Service/VOD

A Day in the Life...

College Student



Thirty-Something Executive





The Next Generation of Music Fans

College Freshmen Class of 2001

- The students that are starting college this year were born in 1981
- Atari predates them, as do vinyl albums
- CD's were introduced when they were born
- The expression "you sound like a broken record" means nothing to them
- They've been on the internet for 6 years
- They've only been "collecting" music for 4 years and half of that time included peer to peer services such as Napster
- They think the price of a CD should be 25 cents, since that's what their blanks cost
- Most have had pagers, portable CD players, and cell phones for the past several years and need their music to be portable



A Day in the Life of a College Student


Duet
quick search
Artist
GO
home
find music
my music
who's online
talk
my profile
my account
main search
browse lists
browse songs
top 10
search
artist
album
track
SEARCH
results
play
add
download
Morning Mix
Workout Mix
Bathroom Mix
Makeout Mix
info
Sting: Brand New Day
now playing
Desert Rose
4:29
shuffle OFF
volume
current playlist
Morning Mix
Sting
Brand New Day
Desert Rose
01. Heartbreaker (Mariah Carey) 4:29
02. Desert Rose (Sting) 4:46
03. If I Ever Lose (Sting) 4:20
04. A Thousand Years (Sting) 5:57
05. Brand New Day (Sting) 6:20
06. Fields of Gold (Sting) 3:40
add to
Music Library
ADD

AM 8:00

- He wakes up to a new day, goes to his computer and opens his "Duet" subscription service, selecting his Morning Mix.



A Day in the Life of a College Student

AM 8:30


Joe:
Your E-Dedication
from Sandy is here!
DOWNLOAD NOW

- He receives, via his cell phone, a music e-Dedication with a message from his girlfriend and music track wishing him a great day.



A Day in the Life of a College Student


AM 8:45



- He's off to the campus… he grabs his music player and DataPlay disc with his favorite travelling tunes.



A Day in the Life of a College Student

AM 10:00



M.E.L.
MY.MP3
Thank you for your ticket purchase.
Enjoy this SPECIAL OFFER:
Free 30 Day download of
opening band, Sum 41's
new single, "Fat Lip".

- He checks his "Music Event Locator (MEL)" during a break from class on his wireless enabled watch.
- He sees that there is a *blink-182* concert tonight.
- He purchases tickets through the Music Event Locator.
- He receives a promotional track download from the opening band for tonight's show, *Sum 41*... free for 30 days.



A Day in the Life of a College Student


Joe:
Check Out
the new
Sum 41,
Half Hour
Of Power
Check Out

PM 12:00

- Over lunch, he signs up to be notified by "Check Out" when new Alternative Rock releases are available.
- He receives a Check Out notification later that day.



A Day in the Life of a College Student



The Viewing Lounge
Alternative
TVL
Beautiful Day 17:51
Video Credits
Biography
Tracks
Photos
Tour Dates
Main
U2
Buy It!
Playlist
Stop
Full Screen

PM 4:00

- Back at his dorm, he watches The Viewing Lounge (TVL) for a half hour on his Nomadix TV Set Top Box.
- While watching a *U2* video, he clicks on the purchase button and buys a *U2* Digital Download for his DataPlay Device.

A Day in the Life of a College Student




GETMUSIC
artist: Sum 41
album: Half Hour Of Power
CD $9.95


mp3.com
MP3.com
Play Options:
Shuffle
My.MP3: Settings - Sign Out - Help
View All My: Artists | Albums | Singles | Channels | Playlists
Sort by:
Name
Artist
Most Recent Addition
Selected: Play Add to Playlist Delete
Play
All Albums
Half Hour of Power
Quick Tip
Selected: Play Add to Playlist Delete

PM 9:00

- At the *blink-182* concert and decides he likes the opening band, *Sum 41*.
- With his cell phone, he buys the rest of the tracks received in the promotional offer for *Sum 41's* new release and beams them directly into his My.MP3.com locker.



A Day in the Life of a College Student



PM 11:00

- He returns to the dorm with friends after the concert. They want to hear more *blink-182*.
- He inserts his *blink-182* DataPlay Disc and decides to unlock and purchase *blink-182's* classic debut album "Dude Ranch."
- Life is good:-)



A Day in the Life of a College Student

AM 1:00



GETMUSIC
SEARCH ARTISTS
Find
GO
Artists
Free Sign-in
About us
Help
emusic
FARMCLUB.COM
RollingStone.com
LISTEN TO MUSIC
WATCH MUSIC VIDEOS
FC RADIO NETWORK
MUSIC NEWS
UNSIGNED BAND HOOK-UPS
CONCERT TICKETS
GAMES
TALK ABOUT MUSIC
CHARTS
NETWORK
SHOP
ROCK
POP
ALTERNATIVE
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- The night's winding down and everyone has left now…
- He goes on his PC to the GetMusic site and posts a review of the *blink-182* concert on Rollingstone.com.
- While in the FarmClub section, he checks out some other bands who are compared to *blink-182* and finds a great offer for *blink-182* T-shirt.



The Next Generation of Music Fans

30+ Something Music Buyers

- Their major music event was the launch of MTV.
- MTV to them is a music video channel and Jackass was an animal.
- They are at a time in life when music no longer defines who they are, but rather, enhances life and sparks nostalgia.
- Record stores are no longer the comfortable place to shop for music.
- There is a narrow recommendation network via their peers.
- Although radio is a primary source of music, today's commercial radio disinterest's them.
- However, they have more discretionary income than ever, but little time to explore for new music.
- Convenience and service are key in enabling them to find and experience new music… which they are happy to pay for!



A Day in the Life of a Thirty-Something Executive

AM 6:15


Audio Server

- She wakes up and turns on her Home Network Audio Server, to play her Classical selection of BlueMatter files throughout the house.



A Day in the Life of a Thirty-Something Executive

AM 7:30


Encode or play CDs
Internet Radio
Transfer MP3 files from your PC
Organize your music into play lists
Digital Audio Server
Record from other sources
Connect to AV Receiver
Transfer to Car
KENWOOD MP3

- As she leaves her garage, she transfers her favorite driving tunes from her Home Network to her mobile audio device to make her long morning commute.


CRUISING.MP3
Z919
KENWOOD



A Day in the Life of a Thirty-Something Executive



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AM 8:00

- She likes to have Jazz playing while she works.
- She opens her eMusic subscription in Downbeat.com



A Day in the Life of a Thirty-Something Executive

PM 1:00





- Later in the day, she boards a plane headed for a business meeting in New York, where she enjoys the latest Diana Krall DVD-Audio on her portable DVD-Audio/Video player.



A Day in the Life of a Thirty-Something Executive

PM 4:00


bluematter
GETMUSIC
98 Degrees
CD $9.97
REVELATION
98°

- At her hotel, she decides to workout while waiting for a late conference call.
- She listens to her favorite BlueMatter files via her cell phone while working out.
- A reminder message appears that her niece's birthday is coming up.
- GetMusic recommends the 98 Degrees CD as a perfect gift.



A Day in the Life of a Thirty-Something Executive



Alternative
Live Concert on V.O.D.

PM 8:00

- She returns to her hotel room, after dinner and turns on the television to watch The Viewing Lounge (TVL).
- While watching Sting's latest video, she sees there is a Sting Concert available for rent via Concerts-On-Demand.



A Day in the Life of a Thirty-Something Executive


mp3.com
MP3.com
Play Options:
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My Music
View All My: Artists | Albums | Singles | Channels Playlists
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CheckOut - Message from Dan
Hi Honey!
Check Out the latest B.B. King album
I just uploaded to our locker.
Enjoy, and I'll talk to you soon.
Love, Dan
Check Out
More Info
Send To
Get Offer

PM 11:00

- Before going to sleep, she accesses her My.MP3 locker to play her Night-time Music Mix.
- There's a CheckOut message from her husband. He's uploaded a new B.B. King album to their shared locker... in case she too might want to check it out.

DataPlay™



Music/Players



Wireless PDA's/Phones



Imaging





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Content/eBooks



PCs, Handhelds, Peripherals



THE RAGE IS ON!

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Direct Relationship With Consumers

- New products and technology will transform the way that music is consumed.
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